OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Freedom Motors, Inc.

1855 North First St.
Suite B
DIXON, CA 95620

www.freedom-motors.com



6666 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 71,333* shares of common stock ($106,999.50)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 6,666 shares of common stock ($9999.00)

Company	Freedom Motors, Inc.
Corporate Address	1855 N. First St., Suite B, Dixon, CA 95620
Description of Business	Manufacture of renewable energy generators and general purpose rotary engines
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$1.50
Minimum Investment Amount (per investor)	$150

The 10% Bonus for StartEngine Shareholders

Freedom Motors, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $1.50 / share, you will receive 10 Common Stock bonus shares, meaning you'll own 110 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Freedom Motors (the "Company") has exclusively licensed the worldwide manufacturing and marketing rights to the Rotapower® rotary engine for all applications except aircraft and ducted fans. The Rotapower® engine is based on the Wankel rotary engine design and has a number of unique attributes including extraordinarily high power for its weight and volume, very low emissions, and free of vibration.

The Company will strive to be a prominent player in the clean energy revolution by providing world-class solutions that preserve our global environment. As a company, we will take pride in being guardians of the environment while promoting a working environment that thrives on problem-solving and innovating solutions to provide outstanding service and cost savings for our customers.

The Company's proposed Biogas Genset delivers a unique rotary engine solution to reducing our customers' biogas/methane emissions footprint as required by State and Federal agencies. Installation of these Biogas Gensets will allow for the generation of renewable energy in a much more cost-effective and environmentally sensitive manner while allowing gas emitters to achieve their required emission reduction objectives.

Product Development Status

Freedom Motors has built and demonstrated Rotapower rotary engines of various sizes, from 2.5 hp to 360 hp, for many different applications. All engines based on our 150cc, 530cc and 650cc core displacement designs are ready for volume production. The 530cc design includes all our latest IP, and subsequently has the greatest power to weight efficiency and expected run life of all the engine models.

We are currently partnered with a company in Canada to demonstrate our 530cc engine for electrical generation using unfiltered biogas as a fuel source (from a waste-water treatment facility). We will be gathering engineering data and run-time experience on our engine's capabilities in this application over the next several months as we work together on this co-development project. We have provided the company with one of our 530cc engines, and we are currently working together to complete the design of this prototype biogas generation system for deployment in the immediate future.

Sales, Supply Chain, & Customer Base

To acquire a sizable share of the biogas generator market, the Company has prepared a two-year plan that includes certain key stages:

- Developing the rotary engine gen-set solution customized for specific gas emitter facility conditions
- Field testing, evaluating, and optimizing the performance of Rotapower genset solutions
- Producing, packaging, and selling to target customers

The Company's target market includes domestic, biogas producers (e.g. landfills and waste water/agricultural waste facilities) as well as methane gas emitters within the petroleum drilling industry. These customers can benefit from cost savings and potential tax incentives recently introduced in Congress and will simultaneously meet methane emission requirements.

Competition

Key competitors include piston and microturbine engine powered genset manufacturers which have a much higher cost per kilowatt than the Company's Biogas Genset. Some of the known competitors include: Kohler, Cummins, Caterpillar, Solar Turbine, Capstone, and Ingersoll Rand.

The key differentiator of the Company's Biogas Genset is the opportunity to reduce methane management costs that are now incurred by its targeted customers. The overall system cost is roughly $900/kW compared to $3000/kW for solutions currently being offered in the market.

Liabilities and Litigation

The company currently holds unsecured long-term liabilities of $1,482,849.50 through multiple investor loans and owes $2,550,879.00 for contract services to Moller International.

Intellectual Property

All existing patents on the rotary engine technology is listed under ownership of Moller International. Freedom Motors signed a technology agreement with Moller International for an exclusive, worldwide, transferable right and license, with the right to grant sublicenses, to use, make, have made, manufacture, market, make improvements on and otherwise commercialize and exploit in any manner the Moller International patents for all uses, other than for aviation or ducted fan applications.

The team

Officers and directors

Paul Moller	President
Jim Toreson	Chairman of the Board
George Stevens	Chief Engineer
David Sastry	Chief Information Officer, Director
John D'Alessandro	Director
Frank G. Verbeke	Director
Kerry Bryant	Director

Paul Moller
Dr. Moller founded the predecessor companies to Moller International in 1967 and has served as the company's President since its formation. He holds a Master in Engineering and Ph.D. from McGill University. Dr. Moller was a professor of Mechanical and Aeronautical Engineering at the University of California, Davis, from 1963 to 1975, where he developed the Aeronautical Engineering program. In 1972 he founded SuperTrapp Industries and was Chief Executive Officer, as SuperTrapp became the most recognized international name in high-performance engine silencing systems. SuperTrapp Industries was sold in 1988. In 1983 he founded Moller International to develop powered lift aircraft and the engines to power them. In 2001 Moller International spun off their engine division, now called Freedom Motors. Dr. Moller has been either Chairman of the Board or President of Freedom Motors since its formation.

Jim Toreson
Dr. Toreson has over 16 years of experience as a chief executive, and over 20 years of experience in manufacturing, including quality control, materials management, JIT production, process control, and manufacturing engineering. He also has eight years of experience in flexible automation, statistical process control (SPC), and quality system including ISO 9000 and Six Sigma programs. More recently as the founder of ONSHORE, a management consulting firm specializing in technology-intensive products and services he has acted as the CEO of Chineseinvestors.com, an Internet portal serving the world-wide ethnic Chinese marketplace for financial services; VP of Marketing and Sales of APPIANT Technology, Inc., a NASDAQ company providing ASP services for speech recognition. Dr. Toreson works full time as CEO or Toreson Industries, and is our current Board Chariman. Dr. Toreson has a BSEE and MSEE from the University of Michigan, a Dr. of Science from the University of Nevada.

George Stevens
Mr. Stevens received his B.S in Electronic Engineering from Brigham Young University in 1984. He then joined General Research Corp. working on their advanced missile fire control and guidance systems. In 1993 he received a B.S. in Mechanical Engineering from California State University where he also did graduate work on engine and hybrid car development. He then joined GSC Inc. where he was a program manager during

their development of two stroke diesel engines. In 1997 he joined the company and was program manager during the development of its Rotapower® engine and propulsion systems for the Skycar Volantors and Aerobots. He has been full time with Freedom Motors since then.

David Sastry

Mr. Sastry has many years of experience as a senior engineer at companies like Intel Corporation, Freescale Semiconductor Inc, and Marvell Semiconductors Inc. More recently he has been a Principal Engineering Consultant for Infosys in their IoT Practice in Sacramento, CA. Mr. Sastry manages the company's IT systems, social media presence and participates in on-going business development activities. Mr. Sastry holds a BSc and MSc degrees from Ohio State University in electrical engineering. He has been full time with Freedom Motors since October 2017. During 2015-2017, he was a Principle Consultant with Infosys Ltd. in the IoT Practice of Engineering Services.

John D'Alessandro

Mr. D'Alessandro has over 40 years' experience managing many types of programs in the oil and gas industry. For the last 25 years he worked for SPEC Services, Inc. as their Principal Project and Process Systems Division Manager leading projects in waste water, landfills, oil production, and power sectors. His experience is remarkably compatible with the company' present effort to exploit the use of its Rotapower® engine to reduce the global warming effects of methane emissions in those industries Mr. D'Alessandro is experienced with. Mr D'Allesandro is currently retired since 2017, and is part-time on our board of directors.

Frank G. Verbeke

Mr. Verbeke is the president and founder of Alturdyne, a company that designs and manufactures engine systems for commercial, industrial, and governmental applications using gas turbine, reciprocating, and rotary engines. His professional experience includes starting Verbeke and Associates, a consulting engineering firm supporting such firms as Solar, Lear Motors, Sun Electric, Universal Electric, etc., in the application of gas turbines within industry. Mr. Verbeke has a BSME from the University of Michigan, and is a Registered Professional Engineer in California, Nevada, Oregon, Arizona, and Virginia. He is a member of several professional organizations as well as an author of various technical papers and pending patents. Mr. Verbeke is part-time on our board of directors.

Kerry Bryant

Mr. Bryant has more than 25 years of successful experience in manufacturing, distribution, dealership, and retail businesses. His background in the powersports industry includes motorcycle, automotive, marine and industrial markets. During the period of 1982 to 1993 Mr. Bryant, as Director of Sales and Marketing, helped position the SuperTrapp Industries subsidiary of Moller International as the leading and most recognized performance exhaust system/muffler provider in the world. He is currently President of Area P, Inc., a design, engineering, R&D, and manufacturing facility serving the motorcycle and automotive industry. Mr. Bryant is a graduate of MTI

Western Business College with a degree in Accounting and Business Mathematics. Mr Bryant is part-time on our board of directors.

Number of Employees: 11

Related party transactions

The CEO and President of Freedom Motors, Dr. Paul Moller, is also the CEO and President of Moller International. Dr. Moller is also on the board of directors for both companies. Dr. Jim Toreson is a board director in both Freedom Motors and Moller International. George Stevens, Chief Engineer of Freedom Motors, is also the Chief Engineer of Moller International. Since Freedom Motors was founded in 2001, it has relied on contract services from Moller International in the development of it's products. At present, this amounts to $2,550,879.00 in total for contract engineering design services from Moller International. Moller International, as an affiliate of Freedom Motors, has not specified any requirements on repayment for these services, and only expects repayment if and when business conditions permit and with the agreement of the Freedom Motors board of directors. Since it formation, the Company has entered into a series of notes payable from existing stockholders, investors and related parties for the aggregate proceeds of $1,707,849.50. The notes bear interest at 10% per annum with a variety of due dates. These notes are unsecured. The proceeds from these notes have been used to fund operations. As of June 30, 2018, the accrued interest in these notes is $639,849.87. Some of these notes are past their end date and terms are currently being renegotiated. The following is a detailed list of these lenders and their relationship to the company: Loan from Gavin Allister, a Freedom Motors stockholder, originated from Jun 24, 2016, for $1500.00 with 10% interest per annum. Original maturity date Dec 24, 2016. Loan from Nelson Ayala, member of investor group led by Robert N Rasbach (see below for more info), originated from Jul 10, 2012, for $54000.00 with 10% interest per annum. Original maturity date Jan 10, 2013. Loan from Kenneth Blumberg, member of investor group led by Robert N Rasbach, originated from Nov 4, 2013, for $10000.00 with 10% interest per annum. Original maturity date Dec 4, 2013. Loan from Sachin Brahme, associate of a Freedom Motors employee, originated from May 9, 2017, for $22000.00 with 10% interest per annum. Original maturity date May 9, 2018. Loan from Losen Brant, member of invester group led by Robert N Rasbach, originated from Feb 24, 2012, for $10000.00 with 10% interest per annum. Original maturity date Aug 24, 2012. Loan from Scott and Karen Caldwell, a Freedom Motors stockholder, originated from Jun 27, 2016, for $1500.00 with 10% interest per annum. Original maturity date Dec 27, 2017. Loan from Tucker Coughlen, a Freedom Motors stockholder, originated from Aug 4, 2016, for $10000.00 with 10% interest per annum. Original maturity date Feb 4, 2017. Loan from Mario Dottori, member of investor group led by Robert N Rasbach, a Freedom Motors stockholder, originated from Jun 25, 2012, for $65000.00 with 10% interest per annum. Original maturity date Sep 25, 2012. Loan from Martino Faggioni Jr., a Freedom Motors stockholder, originated from May 12, 2015, for $5000.00 with 10% interest per annum. Original maturity date May 12, 2016. Loan from Martino Faggioni Jr., a Freedom Motors stockholder, originated from Sep 17, 2012, for $20000.00 with 10% interest per annum. Original maturity date Sep 17, 2013. Loan from Martino Faggioni Jr., a Freedom Motors stockholder, originated from Aug 4, 2016, for $5000.00 with 10% interest per annum. Original maturity date Feb 4, 2015. Loan from Paul Gartz, a Freedom Motors stockholder, originated from Feb 12, 2012, for $45000.00 with 10% interest per annum. Original maturity date Feb 12, 2013. Loan from Doug Gunn, a Freedom Motors stockholder, originated from Aug 16, 2011, for $37500.00 with 10% interest per annum. Original maturity date Feb 16, 2012. Loan from Doug Gunn, a Freedom Motors stockholder, originated from Jul 27, 2015, for $9000.00 with 10% interest per annum. Original maturity date Jan 27, 2016. Loan from Charles Hanlon, member of invester group led by Robert N Rasbach, originated from Aug 7, 2012, for $60000.00 with 10% interest per annum. Original maturity date Feb 7, 2013. Loan from Shirley B Hartley, , member of investor group led by Robert N Rasbach, originated from Jan 5, 2013, for $10000.00 with 10% interest per annum. Original maturity date Jul 1, 2013. Loan from David S Hungerford, a Freedom Motors stockholder, originated from Sep 2, 2012, for $10000.00 with 10% interest per annum. Original maturity date Mar 1, 2013. Loan from David S Hungerford, a Freedom Motors stockholder, originated from Sep 7, 2017, for $10000.00 with 10% interest per annum. Original maturity date Mar 7, 2018. Loan from Zbib Korzenko, a Freedom Motors stockholder, originated from Feb 9, 2016, for $3000.00 with 10% interest per annum. Original maturity date Aug 9, 2016. Loan from Zbib Korzenko, a Freedom Motors stockholder, originated from Nov 25, 2015, for $15000.00 with 10% interest per annum. Original maturity date May 12, 2016. Loan from Phillip Larson, personal friend of CEO Dr. Paul Moller, originated from Sep 21, 2011, for $50000.00 with 10% interest per annum. Original maturity date Mar 21, 2012. Loan from Nazareno L Malizia, member of investor group led by Robert N Rasbach, originated from Feb 15, 2013, for $10000.00 with 10% interest per annum. Original maturity date Aug 15, 2016. Loan from Rosemary Mascia, member of investor group led by Robert N Rasbach, originated from Apr 24, 2012, for $20000.00 with 10% interest per annum. Original maturity date Oct 24, 2012. Loan from Karen Moller, sister of CEO Dr. Paul Moller, originated from May 16, 2008, for $19000.00 with 10% interest per annum. Original maturity date Nov 16, 2008. Loan from Karen Moller, sister of CEO Dr. Paul Moller, originated from Dec 31, 2011, for $114000.00 with 10% interest per annum. Original maturity date Jun 30, 2011. Loan from Arthur & Trust Nishball, member of investor group led by Robert N Rasbach, originated from Sep 16, 2015, for $25000.00 with 10% interest per annum. Original maturity date Mar 16, 2016. Loan from Arthur & Trust Nishball, member of investor group led by Robert N Rasbach, originated from Jan 29, 2016, for $10000.00 with 10% interest per annum. Original maturity date Jul 29, 2016. Loan from Tony Grasso, member of investor group led by Robert N Rasbach, originated from Jan 29, 2016, for $40000.00 with 10% interest per annum. Original maturity date Jul 29, 2016. Loan from Mahmut Otus, a Freedom Motors stockholder, originated from Apr 2, 2016, for $10000.00 with 10% interest per annum. Original maturity date May 4, 2016. Loan from Guillermo Pliego, a Freedom Motors stockholder, and also a prospective licensee of the Rotapower engine for the Mexican scooter market, originated from Sep 26, 2010, for $115000.00 with 10% interest per annum. Original maturity date Mar 26, 2011. Loan from Power Source Creations, a Freedom Motors corporate business partner, originated from May 25, 2016, for $10000.00 with 10% interest per annum. Original maturity date Nov 25,

2016. Loan from Jim Price, a Freedom Motors stockholder, originated from Apr 14, 2016, for $25000.00 with 10% interest per annum. Original maturity date May 14, 2016. Loan from Robert N Rasbach, a Freedom Motors stockholder, and also a Freedom Motors corporate business partner and prospective licensee of the Rotapower engine for ATVs, originated from Jan 20, 2012, for $15000.00 with 10% interest per annum. Original maturity date Jul 20, 2012. Note that Robert Rasbach also leads an investor group of individuals who have lent money to Freedom Motors (included in this list of lenders) to forward his business interest in ATVs. Loan from Robert N Rasbach, a Freedom Motors stockholder, and also a Freedom Motors corporate business partner and prospective licensee of the Rotapower engine for ATVs, originated from Apr 2, 2013, for $30000.00 with 10% interest per annum. Original maturity date Oct 2, 2013. Loan from Michael Rouzer, a Freedom Motors stockholder, originated from Jun 14, 2012, for $10000.00 with 10% interest per annum. Original maturity date Dec 14, 2012. Loan from Michael Rouzer, a Freedom Motors stockholder, originated from Sep 22, 2016, for $10000.00 with 10% interest per annum. Original maturity date Oct 31, 2016. Loan from Robert N Sands, a Freedom Motors stockholder, originated from Sep 12, 2016, for $5000.00 with 10% interest per annum. Original maturity date Mar 12, 2017. Loan from David S Sastry, a Freedom Motors stockholder, Freedom Motors board director and Chief Information Officer, originated from Mar 1, 2018, for $225000.00 with 10% interest per annum. Original maturity date Sep 1, 2018. Loan from Michael Smith, brother to Stephen Smith (see below), originated from May 24, 2011, for $12000.00 with 5% interest per annum. Original maturity date May 24, 2012. Loan from Stephen Smith, a Freedom Motors stockholder, and consulatnt to Freedom Motors, originated from Jan 21, 2011, for $25000.00 with 10% interest per annum. Current maturity date Jun 19, 2019. Loan from Stephen Smith, a Freedom Motors stockholder, and consulatnt to Freedom Motors, originated from Mar 6, 2015, for $25000.00 with 10% interest per annum. Current maturity date Jun 19, 2019. Loan from Stephen Smith, a Freedom Motors stockholder, and consulatnt to Freedom Motors, originated from May 13, 2015, for $20000.00 with 10% interest per annum. Current maturity date Jun 19, 2019. Loan from Stephen Smith, a Freedom Motors stockholder, and consulatnt to Freedom Motors, originated from Aug 7, 2015, for $20000.00 with 10% interest per annum. Current maturity date Jun 19, 2019. Loan from Stephen Smith, a Freedom Motors stockholder, and consulatnt to Freedom Motors, originated from Feb 19, 2016, for $20000.00 with 10% interest per annum. Current maturity date Jun 19, 2019. Loan from Stephen Smith, a Freedom Motors stockholder, and consulatnt to Freedom Motors, originated from Jun 26, 2016, for $40000.00 with 10% interest per annum. Current maturity date Jun 19, 2019. Loan from Stephen Smith, a Freedom Motors stockholder, and consulatnt to Freedom Motors, originated from Aug 4, 2016, for $5000.00 with 10% interest per annum. Current maturity date Jun 19, 2019. Loan from Stephen Smith, a Freedom Motors stockholder, and consulatnt to Freedom Motors, originated from Aug 24, 2015, for $15000.00 with 10% interest per annum. Current maturity date Jun 19, 2019. Loan from Stephen Smith, a Freedom Motors stockholder, and consulatnt to Freedom Motors, originated from May 9, 2017, for $28826.00 with 10% interest per annum. Current maturity date Jun 19, 2019. Loan from Stephen Smith, a Freedom Motors stockholder, and consulatnt to Freedom Motors, originated from Dec 31, 2017, for

$150000.00 with 10% interest per annum. Current maturity date Jun 19, 2019. Loan from Faulkner White, a Freedom Motors stockholder, and board member of Moller International, originated from Apr 2, 2013, for $30000.00 with 10% interest per annum. Original maturity date Oct 2, 2013. Loan from Faulkner White, a Freedom Motors stockholder, and board member of Moller International, originated from Sep 26, 2016, for $40023.50 with 10% interest per annum. Original maturity date Oct 31, 2016. Loan from Faulkner White, a Freedom Motors stockholder, and board member of Moller International, originated from Mar 9, 2016, for $125500.00 with 10% interest per annum. Original maturity date Sep 9, 2016. Loan from Israel Wygnanski, personal friend of CEO Dr. Paul Moller, originated from Jun 21, 2016, for $5000.00 with 10% interest per annum. Original maturity date Dec 21, 2016.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **We may not have sufficient financial resources to fund our operations if the offering is substantially undersold.** There is no minimum offering amount for this offering. We may not sell a significant number of the offered shares. If the offering is substantially undersold, investors may lose their entire investment because we will not have sufficient capital to fund our operations. If we do not sell a significant amount of the offered shares, we may be forced to limit any proposed business activities, which will hinder our ability to generate revenues.

- **We have a limited operating history** Although we were formed in 1997, our primary activities to date have been product engineering and development, business development, business strategizing, and market research. Our success is dependent upon the successful development and marketing of our product as to which there can be no assurance. There can be no assurances that our products will gain broad commercial acceptance or that commercial viability will be achieved. Any future success that we might enjoy will depend upon many factors, including factors which may be beyond our control or which cannot be predicted at this time. These factors may include but are not limited to: changes in or increased levels of competition, including the entry of additional competitors and increased success by existing competitors; changes in general economic conditions; changes in laws and regulations, which may make our product obsolete; increases in operating costs, including the costs of supplies, personnel, and equipment; lack of commercial acceptance of our product at either the wholesale or retail level or both; failure of our intended intellectual property strategy; and an inability to enter into agreements with production partners or other business partners. These factors may have a material adverse effect upon us or may force us to reduce or cease operations. No assurance can be given that we can ever achieve profitability, or if profitability is achieved, that we can sustain such profitability.

- **Our future revenues and profitability are unpredictable.** To date, we have generated only minimal revenues, primarily from licensing activity and limited prototype engine sales. The success of our business operations will depend upon our ability to obtain licensees/customers and provide quality services to them.

We are not able to accurately predict whether we will be able to develop our business and generate significant revenues. Because of our limited operating history, we are unable to forecast our future revenues or operating costs in a reliably accurate manner. The markets for our products and services are uncertain. To the extent we are unsuccessful in increasing our revenues, we may be unable to appropriately adjust spending in a timely manner to compensate for any unexpected revenue shortfall, or we may have to reduce our operating expenses, causing us to forego potential revenue generating activities, either of which could have a material adverse effect on our business, results of operations, and financial condition.

- **We are highly dependent on our principal officers.** The success of our Company will be largely, if not entirely, dependent upon the management and operational skills and efforts of our President, Dr. Paul S. Moller and our Chairman, Jim Toreson. These officers have formulated the overall business objectives and corporate strategy for the Company. The loss of their services for any reason could have an adverse effect on the Company's business prospects. The Company does not maintain key person life insurance on any of its officers or directors.

- **The offering price for our common stock was arbitrarily determined.** The offering price of the shares of common stock being offered by us has been determined primarily by our capital requirements and has no relationship to any established criteria of value, such as book value or earnings per share. Additionally, because we have no significant operating history and have only generated minimal operating revenues to date, the offering price of the shares of common stock is not based on past earnings, nor is the price of the shares indicative of current market value for the assets owned by us. Investors could lose all or a part of their investment if the offering price has been arbitrarily set too high. Even if a public trading market develops for our common stock, the shares may not attain market values commensurate with the offering price.

- **We may never have a public market for our common stock or may never trade on a recognized exchange. Therefore, you may be unable to liquidate your investment in our stock.** There is no established public trading market for our securities. Our shares are not and have not been listed or quoted on any exchange or quotation system. In order for our shares to be quoted, a market maker must agree to file the necessary documents with the National Association of Securities Dealers, which operates the OTCQB. In addition, it is possible that such application for quotation may not be approved and even if approved it is possible that a regular trading market will not develop or that if it did develop, will be sustained. In the absence of a trading market, an investor may be unable to liquidate their investment.

- **We may need to raise additional capital.** We currently anticipate that the net proceeds of the offering, assuming all of the shares of common stock offered hereby are sold, will be sufficient to meet our anticipated needs for working capital and other cash requirements for a short time following the date of this offering. Thereafter, we may need to raise additional capital to fund our continued operations. In addition, we may need to raise additional funds sooner in order to fund more rapid expansion, to develop new or to enhance our existing product, to respond to competitive pressures or to acquire complementary products, businesses, or technologies, particularly if less than the maximum number of shares of common stock offered hereby is sold. There can be no assurance that additional financing will be available on terms favorable to the Company, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our expansion, develop or enhance our product or respond to competitive pressures would be significantly limited. Such limitation could have a material adverse effect on our business, results of operations, financial condition, and prospects.

- **Investors cannot withdraw funds once invested and will not receive a refund.** Investors do not have the right to withdraw invested funds. Subscription payments will be paid to the Company and held in our corporate bank account if the Subscription Agreements are in good order and the Company accepts the investor's investment. Therefore, once an investment is made, investors will not have the use or right to return of such funds.

- **We are selling the shares of this offering without an underwriter and may be unable to sell any shares.** This offering is self-underwritten, that is, we are not going to engage the services of an underwriter to sell the shares. We intend to sell our shares through our officers and directors, who will receive no commissions. There is no guarantee that he will be able to sell any of the shares. Unless our officers and directors are successful in selling all of the shares of our offering, we may have to seek alternative financing to implement our business plan.

- **Due to the lack of a trading market for our securities, you may have difficulty selling any shares you purchase in this offering.** We are not registered on any market or public stock exchange. There is presently no demand for our common stock and no public market exists for the shares being offered in this offering circular.

- **Moller International retains ownership of Intellectual Property** All existing patents on the rotary engine technology is listed under ownership of Moller International. Freedom Motors signed a technology agreement with Moller International for an exclusive, worldwide, transferable right and license, with the right to grant sublicenses, to use, make, have made, manufacture, market, make improvements on and otherwise commercialize and exploit in any manner the Moller International patents for all uses, other than for aviation or ducted fan applications.

- **Freedom Motors holds many notes past their original due date** Over the years, Freedom Motors has entered into loan agreements (notes) with various stock holders, investors and other 3rd parties. The majority of these notes are in default. Freedom Motors is in active discussion with these note holders to renegotiate terms. Most of these notes were provided by a group organized by a single stock holder attempting to manufacture the Rotapower engine for an all-terrain vehicle, while the remainder are loans from Freedom Motors stockholders in order to support continued operations of the company.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Paul Moller, 53.77% ownership, Common Stock

Classes of securities

- Common Stock: 42,202,036

  The Company is authorized to issue up to 50,000,000 shares of common stock. There are a total of 42,202,036 shares currently outstanding.

  ### Voting Rights

  The holders of shares of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

  ### Dividend Rights

  Subject to applicable law, dividends may be declared and paid out of any funds available therefor, as often, in such amounts, and at such time or times as the Board of Directors may determine.

  ### Rights to Receive Liquidation Distributions

  In the event of our liquidation or dissolution holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

  ### Rights and Preferences

  The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of Preferred Shares and any additional classes of preferred stock that we may designate in the future.

- Preferred Stock: 0

  The Company is authorized to issue up to 20,000,000 shares of Preferred Stock. There are a total of 0 shares currently outstanding.

Rights and Preferences

Shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors shall determine the designation of each series and the authorized number of shares in each series. The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of shares of Preferred Stock and to increase or decrease (but not below the number of shares of such series than outstanding) the number of shares of any such series subsequent to the issue of shares of that series. If the number of shares of any series of Preferred Stock shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

What it means to be a Minority Holder

As a minority holder of Common Stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the

Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-06-30.

Financial Condition

Results of Operation

Operating Status

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of product, which we do not anticipate occurring until early 2019. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation.

Operating History

In 2001 Freedom Motors (the Company) spun off from Moller International (MI). As part of this spin-off, Freedom Motors signed a Technology Agreement to acquire all the hard and soft rotary engine assets of MI. This agreement also granted the Company the worldwide exclusive rights to manufacture and distribute the Rotapower® engine for all applications, except for aircraft and ducted fans. For these applications the Company would be a parts supplier. In return for these exclusive rights to intellectual property and hard assets, the Company is to pay MI a 5% royalty on the OEM price of each engine it produces and 30% of any revenue received from sub-license agreements. The assets acquired by the Company included all the hard and soft rotary engines previously created by MI and those acquired from General Motors (GMC), Outboard Marine Corporation (OMC) and Infinite Engine Company (IEC). GMC had created the high-volume machine tools necessary to go into volume production while OMC had put one rotary engine into volume production and had a second one ready for production. It is estimated that these three companies worked several decades in the development, pre-production and production of rotary engines. Their entire rotary engine assets now belong to the Company.

During the years since its formation, the Company has developed a complete family of Rotapower engines with the capability of producing from 2.5 hp. to 360 hp. It has also received letters of intent (LOI) to purchase over 3.5 million engines. Most of the large LOIs came from companies that would expect the engines to be competitively priced, which would require that a high-volume production facility be created. The Company chose to engage these large engine users as joint venture partners or licensees. Discussions are underway with three candidates while an agreement with a fourth has been signed. The Company will manufacture engines only for unique applications where the Rotapower engine advantages are sufficient to achieve a particularly high profit margin. This makes contracting out engine component production feasible. We believe mitigating the global warming effects of methane using the Rotapower engine is a particularly attractive example of this type of market opportunity.

Patents for Technology Currently on Hold

Under a Technology Agreement with Moller International, Freedom Motors has exclusive, worldwide, transferable right and license, with the right to grant sub-licenses, to use, make, have made, manufacture, market, make improvements on and otherwise commercialize and exploit in any manner Moller International patents for all uses, except aviation and ducted fan applications.

Freedom Motors has made no effort to patent the newest technology it has developed within the last 15 years because:

- It was not prepared to manufacture the advanced engine version
- It was discovering additional ways to extend the engine life, improve fuel efficiency, and increase power output, which led to a number of additional claims.
- It wanted to maximize the life of worldwide patents

The Company is exploring filing multiple patents. The following is a brief description of patents that would be applied for following modest additional testing to further maximize the number of claims.

- A specific combination of engine displacement, engine RPM and brake mean effective pressure (BMEP) that allows the Rotapower® engine to operate on the Otto cycle while using diesel fuel. This allows the engine to avoid the complexity, cost, and size of the fuel system normally needed to operate on diesel fuel. Since in this patentable design the fuel burns at the vapor level rather than a particulate level, no resulting particles are formed. This is one of the reasons why diesel engines are being restricted, despite their better thermal efficiency. Our tests showed that a white cloth across the exhaust outlet remained white after an extended test run using diesel fuel. For many applications this capability could prevent the diesel engine from being banned or limited.

- A much-improved fuel/air charge pathway through the rotor developed to improve cooling of the rotor and vaporization of the charge. The most power limiting feature of a charge cooled rotor engine like the Rotapower® engine is its ability to cool the rotor enough with the incoming charge to allow a high-power output. Our previous patent in this area introduced cooling the rotor on both sides rather than by passing the charge through the rotor. This increased the cooling ability enough to allow the power output to be doubled. It also eliminated the OMC's end loading of the rotor bearing, which together with its limited seal life reduced the engine life to less than 400 hours.

  The new design further improved rotor cooling enough to allow the Rotapower® engine to produce two and one-half times as much power for the same displacement as the OMC engine (102 hp from 530cc). This improvement also allows turbocharging, supercharging, or compounding an engine, which is fundamental to any application where higher power and fuel efficiency are particularly important such as transportation, and gensets. This also should allow the Rotapower® engine to burn biogas more efficiently. This is important in the world-wide effort to reduce global warming. This patent includes a unique way to inject the fuel that adds to its cooling effect on the rotor.

- A compound version of the rotary engine where two rotors are able to function in series rather than parallel. The description of this patentable approach, which improves the fuel efficiency and power output while effectively eliminating exhaust noise is provided in the attached document "Rotapower® rotary engine (basic and compounded". The OMC or Mazda rotary engines are about 15% less fuel efficient than the best piston engine used in the automobile industry. By compounding the Rotapower® engine the thermal efficiency should match or exceed the performance of state-of-the-art piston engines.

- Unique one-way valve. The compound rotary engine requires a means to allow the charge to flow in one direction while not allowing it to flow in the reverse direction. This can be done mechanically by driving a timed valve or by a spring-loaded reed valve. The problem with the much simpler reed valve is that it is subject to metal fatigue and is very poor aerodynamically which leads to a larger pressure drop. The Company was able to use some technology developed on radial diffusion to create a one-way valve that does not rely on any spring action. A one-way reed valve in an engine may operate at over 100 times per second. Therefore, it does not take long for this stressed component to exceed its fatigue life. This patentable technology would be applicable to all compressors and engines which either use a reed one-way valve or a complicated mechanically timed valve.

- A rotor cooling arrangement employing a phase change of a liquid that allows almost unlimited cooling of the rotor. This appears to make it possible to achieve up to four horsepower per pound of engine weight and has already allowed the generation of an over 3 hp per pound of engine weight.

- Developed a seal and rotor housing coating material combination that along with a proprietary rotor housing wear surface finish, allowed the wear surface and seal life to exceed a documented 20,000 hours versus 400 hours in the original OMC engine. The historic problem with seal life is best described by the OMC experience, who, like the Company, used as very hard wear surface material (near diamond level). To minimize seal wear OMC put a 5-micron finish on this wear surface, which required a relatively soft seal in order to seal itself on this smooth surface. By contrast, the Company, through much experimentation developed a proprietary finish on the wear surface together with the use of very hard seals. In the first 5 hours of running the hard seals altered the wear surface finish and, in the process, seated themselves. From then on little wear occurs. This process would be applicable to many different applications.

Financial Milestones

Our current offering maximum is $107,000. Once we raise the $107,000 maximum, our company will focus on completing an independent financial review so we may meet SEC requirements to increase our raise to $1,070,000.   Also during this time, we will continue to work with our partner in Canada to complete the development and installation of a Rotapower gen-set at a waste water treatment facility in Canada by October 2018.

After we increase our maximum raise to $1,070,000, the Company will focus on plans to produce a small number (< 10) of Rotapower gen-sets (Rotapower engine attached to a generator & associated electronics) and deploy them at a number of candidate sites (waste water treatment facilities, municipal landfills, agricultural biodigesters). The goal is to broaden our experimental base by working with various biogas sources. Management believes it will be in position to deliver 100 gen-sets over an 18 month period following funding of our Regulation CF offering (with the maximum $1,070,000, assuming that we meet our maximum raise amount.)

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

The proceeds from this offering will be used to begin deploying Rotapower gen-sets at biogas generating sites. It is not expected that these initial units will provide significant capital. It is anticipated that the funds from this Regulation CF offering, totaling $107,000, will be sufficient to operate the company over the next 4 months without revenue from gen-set sales or additional loans from existing stockholders.

Indebtedness

The company currently holds unsecured long-term liabilities of $1,707,849.50 through multiple investor loans (details below) and owes $2,550,879.00 for contract services to Moller International. The following is a list of all the investor loans Freedom Motors is currently carrying. Although the original maturity date has passed on many of these loans, they are being extended year over year until the principle is paid off with the accumulated interest. The company has completed or is currently in negotiations for updated terms with note holders, on a case by case basis. Loan from Gavin Allister, originated from Jun 24, 2016, for $1500.00 with 10% interest per annum. Original maturity date Dec 24, 2016. Loan from Nelson Ayala, originated from Jul 10, 2012, for $54000.00 with 10% interest per annum. Original maturity date Jan 10, 2013. Loan from Kenneth Blumberg, originated from Nov 4, 2013, for $10000.00 with 10% interest per annum. Original maturity date Dec 4, 2013. Loan from Sachin Brahme, originated from May 9, 2017, for $22000.00 with 10% interest per annum. Original maturity date May 9, 2018. Loan from Losen Brant, originated from Feb 24, 2012, for $10000.00 with 10% interest per annum. Original maturity date Aug 24, 2012. Loan from Scott and Karen Caldwell, originated from Jun 27, 2016, for $1500.00 with 10% interest per annum. Original maturity date Dec 27, 2017. Loan from Tucker Coughlen , originated from Aug 4, 2016, for $10000.00 with 10% interest per annum. Original maturity date Feb 4, 2017. Loan from Mario Dottori, originated from Jun 25, 2012, for $65000.00 with 10% interest per annum. Original maturity date Sep 25, 2012. Loan from Martino Faggioni Jr., originated from May 12, 2015, for $5000.00 with 10% interest per annum. Original maturity date May 12, 2016. Loan from Martino Faggioni Jr., originated from Sep 17, 2012, for $20000.00 with 10% interest per annum. Original maturity date Sep 17, 2013. Loan from Martino Faggioni Jr., originated from Aug 4, 2016, for $5000.00 with 10% interest per annum. Original maturity date Feb 4, 2015. Loan from Paul Gartz, originated from Feb 12, 2012, for $45000.00 with 10% interest per annum. Original maturity date Feb 12, 2013. Loan from Doug Gunn, originated from Aug 16, 2011, for $37500.00 with 10% interest per annum. Original maturity date Feb 16, 2012. Loan from Doug Gunn, originated from Jul 27, 2015, for $9000.00 with 10% interest per annum. Original maturity date Jan 27, 2016. Loan from Charles Hanlon, originated from Aug 7, 2012, for $60000.00 with 10% interest per annum. Original maturity date Feb 7, 2013. Loan from Shirley B Hartley, originated from Jan 5, 2013, for $10000.00 with 10% interest per annum. Original maturity date Jul 1, 2013. Loan from David S Hungerford, originated from Sep 2, 2012, for $10000.00 with 10% interest per annum. Original maturity date Mar 1, 2013. Loan from David S Hungerford, originated from Sep 7, 2017, for $10000.00 with 10% interest per annum. Original maturity date Mar 7, 2018. Loan from Zbib Korzenko, originated from Feb 9, 2016, for $3000.00 with 10%

interest per annum. Original maturity date Aug 9, 2016. Loan from Zbib Korzenko, originated from Nov 25, 2015, for $15000.00 with 10% interest per annum. Original maturity date May 12, 2016. Loan from Philllip Larson, originated from Sep 21, 2011, for $50000.00 with 10% interest per annum. Original maturity date Mar 21, 2012. Loan from Nazareno L Malizia, originated from Feb 15, 2013, for $10000.00 with 10% interest per annum. Original maturity date Aug 15, 2016. Loan from Rosemary Mascia, originated from Apr 24, 2012, for $20000.00 with 10% interest per annum. Original maturity date Oct 24, 2012. Loan from Karen Moller, originated from May 16, 2008, for $19000.00 with 10% interest per annum. Original maturity date Nov 16, 2008. Loan from Karen Moller, originated from Dec 31, 2011, for $114000.00 with 10% interest per annum. Original maturity date Jun 30, 2011. Loan from Arthur & Trust Nishball, originated from Sep 16, 2015, for $25000.00 with 10% interest per annum. Original maturity date Mar 16, 2016. Loan from Arthur & Trust Nishball, originated from Jan 29, 2016, for $10000.00 with 10% interest per annum. Original maturity date Jul 29, 2016. Loan from Tony Grasso, originated from Jan 29, 2016, for $40000.00 with 10% interest per annum. Original maturity date Jul 29, 2016. Loan from Mahmut Otus, originated from Apr 2, 2016, for $10000.00 with 10% interest per annum. Original maturity date May 4, 2016. Loan from Guillermo Pliego, originated from Sep 26, 2010, for $115000.00 with 10% interest per annum. Original maturity date Mar 26, 2011. Loan from Power Source Creations, originated from May 25, 2016, for $10000.00 with 10% interest per annum. Original maturity date Nov 25, 2016. Loan from Jim Price, originated from Apr 14, 2016, for $25000.00 with 10% interest per annum. Original maturity date May 14, 2016. Loan from Robert N Rasbach, originated from Jan 20, 2012, for $15000.00 with 10% interest per annum. Original maturity date Jul 20, 2012. Loan from Robert N Rasbach, originated from Apr 2, 2013, for $30000.00 with 10% interest per annum. Original maturity date Oct 2, 2013. Loan from Michael Rouzer, originated from Jun 14, 2012, for $10000.00 with 10% interest per annum. Original maturity date Dec 14, 2012. Loan from Michael Rouzer, originated from Sep 22, 2016, for $10000.00 with 10% interest per annum. Original maturity date Oct 31, 2016. Loan from Robert N Sands, originated from Sep 12, 2016, for $5000.00 with 10% interest per annum. Original maturity date Mar 12, 2017. Loan from David S Sastry, originated from Mar 1, 2018, for $225000.00 with 10% interest per annum. Original maturity date Sep 1, 2018. Loan from Michael Smith, originated from May 24, 2011, for $12000.00 with 5% interest per annum. Original maturity date May 24, 2012. Loan from Stephen Smith, originated from Jan 21, 2011, for $25000.00 with 10% interest per annum. Current maturity date Jun 19, 2019. Loan from Stephen Smith, originated from Mar 6, 2015, for $25000.00 with 10% interest per annum. Current maturity date Jun 19, 2019. Loan from Stephen Smith, originated from May 13, 2015, for $20000.00 with 10% interest per annum. Current maturity date Jun 19, 2019. Loan from Stephen Smith, originated from Aug 7, 2015, for $20000.00 with 10% interest per annum. Current maturity date Jun 19, 2019. Loan from Stephen Smith, originated from Feb 19, 2016, for $20000.00 with 10% interest per annum. Current maturity date Jun 19, 2019. Loan from Stephen Smith, originated from Jun 26, 2016, for $40000.00 with 10% interest per annum. Current maturity date Jun 19, 2019. Loan from Stephen Smith, originated from Aug 4, 2016, for $5000.00 with 10% interest per annum. Current maturity date Jun 19, 2019. Loan from Stephen Smith, originated from Aug 24, 2015, for $15000.00 with 10%

interest per annum. Current maturity date Jun 19, 2019. Loan from Stephen Smith , originated from May 9, 2017, for $28826.00 with 10% interest per annum. Current maturity date Jun 19, 2019. Loan from Stephen Smith , originated from Dec 31, 2017, for $150000.00 with 10% interest per annum. Current maturity date Jun 19, 2019. Loan from Faulkner White, originated from Apr 2, 2013, for $30000.00 with 10% interest per annum. Original maturity date Oct 2, 2013. Loan from Faulkner White, originated from Sep 26, 2016, for $40023.50 with 10% interest per annum. Original maturity date Oct 31, 2016. Loan from Faulkner White, originated from Mar 9, 2016, for $125500.00 with 10% interest per annum. Original maturity date Sep 9, 2016. Loan from Israel Wygnanski , originated from Jun 21, 2016, for $5000.00 with 10% interest per annum. Original maturity date Dec 21, 2016.

Recent offerings of securities

None

Valuation

$63,303,054.00

The company valuation, as set by the offering price, which is the equivalent to the average price of common stock sold to existing stockholders, is based on several factors. As part of its spin-off, Freedom Motors signed a Technology Agreement to acquire all the hard and soft rotary engine assets of Moller International. This agreement also granted the Company the worldwide exclusive rights to manufacture and distribute the Rotapower® engine for all applications, except for aircraft and ducted fans. These assets include those acquired from General Motors (GMC), Outboard Marine Corporation (OMC) and Infinite Engine Company (IEC). GMC had created the high-volume machine tools necessary to go into volume production while OMC had put one rotary engine into volume production and had a second one ready for production. It is estimated that these three companies spent approximately $3 billion in today's dollars in the development, pre-production and production of rotary engines. All these rotary engine hard and soft assets currently belong to Freedom Motors. During the years after its formation, Freedom Motors has developed a complete family of Rotapower® engine prototypes with the capability of producing from 2.5 hp to 360 hp. It has received letters of intent (LOI) to purchase over 3.5 million engines in various configurations, with an approximate potential revenue of $2 billion. Most of the large LOIs came from companies that would expect the engines to be competitively priced, which requires that a high-volume production facility be constructed. Freedom Motors chose to engage these large engine customers as joint venture partners or licensees. Discussions are underway with two candidates while an agreement with a third candidate has been signed. Development of the Rotapower engine has resulted in several existing patents. However, Freedom Motors has made no effort to patent the technology it has developed in the last 15 years because: 1. It was not prepared to manufacture the advanced engine version 2. It was discovering additional ways to extend the engine life, improve fuel efficiency, and increase power output, which led to a number of additional patent claims. 3. It wanted to maximize the life of worldwide patents Freedom Motors's current intellectual property will result in several new patents. This can be said with complete confidence based on Moller International's experience where over the years it has applied for and received over 15 patents, and never had a patent application rejected. Management believes that our valuation is justified by the company's irreplaceable hard and soft engine assets, protracted world-wide interest in the company's products, and patent-able technology that will revolutionize rotary engine performance in potential applications.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6420
Net Proceeds	$9400	$100,580
Use of Net Proceeds:		
Legal and Accounting Fees	$3000	$25,000
Marketing	$0	$0
Payment of Loans	$0	$20,000
Working Capital	$6400	$55,580
Total Use of Net Proceeds	$9400	$100,580

The maximum raise of $107,000 in this Regulation CF offering will be used for the following purposes over the next two months. $25,000 will be applied to professional and legal fees to complete a complete 2-year financial review so the Company can continue to raise funds through a second-stage Regulation CF offering (up to the $1.07 million limit). $20,000 of these raised funds will be used toward debt service. The remaining amount of $55,580 will be used to pay for normal operational expenses, employee and consultant compensation, as well as allow us to complete the testing of our prototype Biogas Gen-Set which is currently in development.

Irregular Use of Proceeds

If the full amount of the current offering is raised, Freedom Motors expects to use approximately $20,000 in payments toward service of existing debt.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.freedom-motors.com in the "About Us" section labeled "Annual Reports". The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Freedom Motors, Inc.

[See attached]

I, _____Paul S. Moller_____ (Print Name), the ____Chief Executive Officer____ (Principal Executive Officers) of _____Freedom Motors, Inc.____ (Company Name), hereby certify that the financial statements of _____Freedom Motors, Inc._____ (Company Name) and notes thereto for the periods ending ___June 30, 2017___ (beginning date of review) and ____June 30, 2018____ _____(End Date of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $____0____; taxable income of $_0_____ and total tax of $_0_____.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the JULY 19 2018 (Date of Execution).



_____ (Signature)

CEO _____ (Title)

JULY 19 2018 _____ (Date)

FREEDOM MOTORS, INC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
June 30, 2017 and 2018

Freedom Motors, Inc.
Index to Financial Statements
(unaudited)

FREEDOM MOTORS, INC
BALANCE SHEETS
FOR THE YEARS ENDED JUNE 30, 2017 AND 2018
(unaudited)

Freedom Motors, Inc.

Balance Sheet as of

		6/30/2018	6/30/2017
ASSETS			
	Current Assets		
	Cash	$ 878	$ 1,060
	Accounts Receivable	$ -	$ -
	Loans to Employees	$ 29,998	$ 7,502
	Security Deposit	$ 11,493	$ 11,493
	Engine Parts Inventory	$ 150,000	$ 150,000
	Total Current Assets	$ 192,369	$ 170,055
	Long-Term Assets		
	Equipment	$ 141,606	$ 141,606
	Accumulated Depreciation	$ (141,606)	$ (141,606)
	Total Long-Term Assets	$ -	$ -
TOTAL ASSETS		$ 192,369	$ 170,055
LIABILITIES			
	Short Term Loans	$ 192,139	$ -
	Other Liabilities	$ -	$ 21,927
	Long Term Note Payable	$ 1,707,850	$ 1,547,850
	Long Term Interest Due	$ 639,850	$ 477,416
	Due to Affiliate	$ 2,212,215	$ 2,227,456
	Total Liabilities	$ 4,752,054	$ 4,274,649
OWNERS EQUITY			
	Common Stock	$ 4,220	$ 4,202
	Addtl. Paid in Capital	$ 5,229,793	$ 5,177,296
	Accumulated Deficit	$ (9,345,160)	$ (9,084,708)
TOTAL LIABILITIES & OWNERS' EQUITY		$ 192,369	$ 170,055

FREEDOM MOTORS, INC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED JUNE 30, 2017 AND 2018
(unaudited)

Freedom Motors Inc.
Statement of Operations

	Twelve Months ended June 30, 2018	Twelve Months ended June 30, 2017
Income		
Miscellaneous Income	$ 3,150	
Total Income	$ 3,150	$ -
Gross Profit	$ 3,150	$ -
Expenses		
Advertising and Promotion	$ 69	$ (3,088)
Automobile Expense	$ 824	$ 1,037
Bank Service Charges	$ 211	$ 297
Business Promotion	$ 569	
Dues and Subscriptions	$ 610	$ 829
Equipment Rental	$ 1,168	$ 851
Insurance Expense	$ 2,266	$ 1,252
Interest	$ 162,434	$ 108,886
Janitorial Expense		$ 198
Late Fee		$ (10)
Legal & Professional Fees	$ 78,325	$ 10,250
Licenses and Permits	$ 3,167	$ (975)
Meals	$ 759	$ 848
Moving Costs		$ 789
Office Expenses	$ 5,261	$ 3,814
Patents	$ 695	
Payroll	$ 1,900	$ 44,548
Professional Fees	$ 3,840	$ (11,086)
Purchases	$ 271	
Rent Expense	$ 145,782	$ 115,745
Repairs and Maintenance	$ 2,864	$ 296
Shop Supplies	$ 3,209	$ 2,005
Travel Expense	$ 1,194	$ 1,888
Utilities	$ 46,681	$ 27,060
Total Expenses	$ 462,098	$ 305,432
Net Operating Income	$ (458,948)	$ (305,432)
Other Income		
Other Miscellaneous Income	$ 11,445	

Total Other Income	$	11,445	$	-
Other Expenses				
Penalties & Settlements	$	1,035		
Total Other Expenses	$	1,035	$	-
Net Other Income	$	10,410	$	-
Net Income	$	(448,538)	$	(305,432)

FREEDOM MOTORS, INC
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED JUNE 30, 2017 AND 2018
(unaudited)

| | Common Stock | | | |
	Shares	Amount	Additional Paid in Capital	Total Stockholders' Equity
June 30, 2016	41,810,358	$ 4,181	$ 5,035,470.59	$ 4,181
June 30, 2017	42,023,749	$ 4,202	$ 5,177,295.97	$ 4,202
June 30, 2018	42,202,036	$ 4,220	$ 5,229,793.02	$ 4,220

FREEDOM MOTORS, INC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2017 AND 2018
(unaudited)

Freedom Motors, Inc.
Statement of Cash Flows

	Twelve Months ending June 30, 2018	Twelve Months ending June 30, 2017
OPERATING ACTIVITIES		
Net Income	$ (448,538)	$ (305,432)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Employee Advances		$ (2,915)
Loans to Employees	$ (42,493)	$ (2,483)
Accounts Payable		$ (24,240)
Everest Business Funding	$ (19,445)	$ (6,800)
Loans Payable within 12 Months	$ 192,139	
Payroll Liabilities	$ (2,482)	$ (7,518)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 127,720	$ (43,957)
Net cash provided by operating activities	$ (320,818)	$ (349,389)
FINANCING ACTIVITIES		
Moller International	$ (15,241)	$ (63,568)
Notes Payable:Long Term Notes Payable	$ 160,000	$ 493,241
Notes Payable:Long Term Notes Payable:Long Term Interest Due	$ 162,434	$ 108,886
Additiional Paid in Capital	$ 52,497	$ 141,825
Common Stock	$ 18	$ 21
Retained Earnings	$ (59,069)	$ (361,147)
Net cash provided by financing activities	$ 300,640	$ 319,259
Net cash increase for period	$ (20,179)	$ (30,130)

NOTE 1 – NATURE OF OPERATIONS

Freedom Motors, Inc. was formed on April 16, 1997 ("Inception") in the State of Nevada. The financial statements of Freedom Motors, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Dixon, CA.

Freedom Motors, Inc. (the Company) has exclusively licensed the worldwide manufacturing and marketing rights to the Rotapower® rotary engine for all applications except aircraft and ducted fans. The Rotapower® engine is based on the Wankel rotary engine design and has a number of unique attributes including extraordinarily high power for its weight and volume, very low emissions, and free of vibration.

The Company will strive to be a prominent player in the clean energy revolution by providing world-class solutions that preserve our global environment. As a company, we will take pride in being guardians of the environment while promoting a working environment that thrives on problem-solving and innovating solutions to provide outstanding service and cost savings for our customers.

The Company's proposed Biogas Genset delivers a unique rotary engine solution to reducing our customers' biogas/methane emissions footprint as required by State and Federal agencies. Installation of these Biogas Gensets will allow for the generation of renewable energy in a much more cost-effective and environmentally sensitive manner while allowing gas emitters to achieve their required emission reduction objectives.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2017 and 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from sales of goods directly to consumers when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and CA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for the past three years. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Notes Payable
Since it formation, the Company has entered into a series of notes payable from existing stockholders for the aggregate proceeds of $1,707,849.50. The notes bear interest at 10% per annum with a variety of due dates. These notes are unsecured. The proceeds from these notes have been used to fund operations. As of June 30, 2018, the accrued interest in these notes is $639,849.87. Some of these notes are past their end date and terms are currently being renegotiated.

For Services Received
The Company received contract services from Moller International, for which the Company currently

10

owes $2,550,879.00.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The company has rented office space in Dixon, CA since July 1, 2016. The lease has a 5 year term with a monthly rent of $10,413, with options to renew with two 5 year options.

Dr. Paul Moller is currently in litigation with the new owner of 1222 Research Park Dr., Davis, CA. Dr. Moller sold this property to the current owner, and there is an ongoing dispute over the responsible party for property taxes. Freedom Motors was previously a tenant at this location.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 50,000,000 shares of our common stock with par value of $0.0001. As of June 30, 2018 the company has currently issued 42,202,036 shares of our common stock.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after July 1, 2018 through July 10, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

NOTE 7 – RELATED PARTY TRANSACTIONS

Since it formation, the Company has entered into a series of notes payable from existing stockholders for the aggregate proceeds of $1,707,849.50. The notes bear interest at 10% per annum with a variety of due dates. These notes are unsecured. The proceeds from these notes have been used to fund operations. As of June 30, 2018, the accrued interest in these notes is $639,849.87. Some of these notes are past their end date and terms are currently being renegotiated.

Since Freedom Motors was founded in 2001, it has relied on contract services from Moller International in the development of it's products. At present, this amounts to $2,550,879.00 in total for contract engineering design services from Moller International. Moller International, as an affiliate of Freedom Motors, has not specified any requirements on repayment for these services, and only expects repayment if and when business conditions permit and with the agreement of the Freedom Motors board of directors.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Freedom Motors is pending **StartEngine Approval.**


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Investors
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Raised of $10K - $107K goal
Freedom Motors
Rotapower Rotary Engines and Gen-sets
Small OPO
DIXON, CA
Manufacturing
Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

Experience the Engine of Freedom

Invest in **Freedom Motors**

There is an **increasing global demand for engines that are both environmentally friendly and efficient**. We believe the existing engines in the market that respond to this demand are heavy, expensive, and unsuitable for many applications such as consuming contaminated biogas in order to mitigate global warming.

Our team at Freedom Motors (the Company) believes we offer a solution: **The Rotapower® rotary engine, which is very small in size and powerful with multiple patented features that make it one of the most flexible, efficient, durable, and powerful engines in history**.'

While the Rotapower® engine can be a superior source of power for many applications (as shown in Exhibit A), there are three emerging and existing power-plant needs where there is no meaningful competition:



Consumers of contaminated natural gas (biogas and sourgas) which make up over 40% of the world's natural gas. Release or flaring of methane, which is the main component in natural gas, is now being recognized as a major, if not the most important contributor to global warming.



Powerplant for Personal Air Vehicles (PAVs) often referred to as **"flying cars"**. We believe that the high power together with its low weight and size have the potential to make PAV's viable with this engine technology.



Range extender for electric cars. In this application the Rotapower® engine is no larger than a shoe box while a competing piston engine is the size of a large suitcase.

The Rotapower® engine's simplicity with only two moving parts means direct and indirect costs will be lower than those for piston, turbine, or conventional rotary engines.

By investing in Freedom Motor's Rotapower® engine you are not only investing in smart and accessible technology that could help reduce global warming, but also in powering future personal ground and airborne transportation systems.

Development Stage

Freedom Motors has built and demonstrated Rotapower rotary engines of various sizes, from 2.5 hp to 360 hp, for many different applications. (See table of engine families, and see Exhibit A.) All engines based on our 150cc, 530cc and 650cc core displacement designs are ready for volume production

table of engine families, and see Exhibit A.) All engines based on our 150cc, 530cc and 650cc core displacement designs are ready for volume production. The 530cc design includes all our latest IP, and subsequently has the greatest power to weight efficiency and expected run life of all the engine models.

We are currently partnered with a company in Canada to demonstrate our 530cc engine for electrical generation using unfiltered biogas as a fuel source (from a waste-water treatment facility). We will be gathering engineering data and run-time experience on our engine's capabilities in this application over the next several months as we work together on this co-development project. We have provided the company with one of our 530cc engines, and we are currently working together to complete the design of this prototype biogas generation system for deployment in the immediate future.

The Offering

Investment

$1.50/share of Common Stock | When you invest you are betting Freedom Motors' future value will exceed $63.4M



This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

History

Brief History of Freedom Motors

In 2001 Freedom Motors was spun off from Moller International (MI). As part of this spin-off, Freedom Motors signed a Technology Agreement to acquire all the hard and soft rotary engine assets of MI. This agreement also granted the Company the worldwide exclusive rights to manufacture and distribute the Rotapower® engine for all applications, except for aircraft and ducted fans. For these applications the Company would be a parts supplier. The assets acquired by the Company included all the hard and soft rotary engines assets previously acquired by MI from General Motors (GMC), Outboard Marine Corporation (OMC) and Infinite Engine Company (IEC). GMC had created the high-volume machine tools necessary to go into volume production while OMC had put one model into volume production and had a second model ready for production. We estimate that combined these three companies worked several decades in the development, pre-production and production of rotary engines. Their entire rotary engine assets now belong to the Company.



Exhibit B provides some comments on the company, the Rotapower® engine and its President.



Product Development History

Freedom Motors used the production proven OMC engines to initiate its development program with the following goals:

- Double its horsepower per pound of engine weight
- Extend its seal life to over 20,000 hours from its original design life of 500 hours
- Make fuel consumption competitive with the best piston engine
- Produce additional Rotapower® engine models to cover a range of power from 2.5 hp to 360 hp

These objectives were accomplished as follows:

- The original OMC engine produced about one horsepower per pound of engine weight. The Rotapower® engine was able to achieve over three horsepower per pound in a version designed to power a PAV (Personal Air Vehicle)
- Seal life was documented at 22,000 hours
- Fuel consumption was reduced from 0.55 lbs./hp-hr. to 0.43 lbs./hp hr. through improved volumetric efficiency. Recent patent pending technology is projected by the Company (link) and NASA (TM 105562) to lower fuel consumption below the best piston engine

The following table shows the family of engines that have been designed, tested and placed in various applications:

Max Horsepower	Displacement	Configuration	Potential applications
2.5	27cc	Single	Handheld Power Tools, small Gensets
20	150cc	Single	Hybrid cars, gensets, scooters, and smaller motorcycles
40	300cc*	2-rotors	
60	530cc	Single	Larger hybrid vehicles, snowmobiles, all terrain vehicles, jet skis, jet boats, and larger motorcycles
120	1060cc	2-rotors	
180	1590cc	3-Rotors	
240	2120cc	4-Rotors	Boats, industrial engines, large gensets, or any application which is space limited, weight sensitive, or requires multi-fuel capability
360	3180cc	6-Rotors	
75	650cc	Single	
150	1300cc	2-Rotors	

*Sizes that have not been tested by Freedom Motors
cc = cubic centimeter   1000cc = 1 Liter

Unique Features of the Rotapower® Engine

Few Moving Parts

- Only 2 moving parts in a single rotor engine. Compares to 7 parts for 2-stroke and 25 parts for 4-stroke piston with a similar instantaneous output torque
- Charge- or air-cooled rotor design eliminates many engine components typical of rotary engines
- Can be disassembled and reassembled in less than 30 minutes
- Less moving parts means longer life and lower cost

Solid Fuel Economy

- Specific Fuel Consumption <0.45 lb./HP-hr. ~. Expect <0.35 lb./HP-hr. when compounded based on NASA predictions and test results.
- Compares to 0.5 lb./HP-hr. for 2-strokes and ~ 0.35 lb./HP-hr. for the best 4-stroke piston

Very Low Emission Levels

- See Emissions Performance
- Carbon Monoxide(CO) and unburned hydrocarbon (HC) emissions two orders of magnitude better than 2-stroke, and one order of magnitude better than many industrial or commercial 4-stroke piston engines.
- NOx emissions much lower than 4-stroke piston engines, similar to 2-stroke engines

Proven Multi-Fuel Performer

- Demonstrated on gasoline, natural gas, alcohol and propane
- Spark-ignited diesel, kerosene and jet fuel

Low Vibration Levels

- Perfect radial balanced allows rigid mounting which can become part of the structure
- Instantaneous torque characteristics identical to 6 cylinders 4-stroke piston engine (two-rotor model)

Modular Design

- Stacking of rotors easily extends range of available power

Engine Production Considerations

The company has received letters of intent (LOI) to purchase over 3.5 million engines. A volume manufacturing facility would have to be built to address many of these LOI in order to offer a competitively priced product. Freedom Motors has discussions underway with a number of potential user/partners to meet this demand.

The Company is concentrating its immediate effort on applications where the Rotapower® engine demand is based on its unique ability to provide a solution. These include:

- **Biogas fueled genset to address the various sources of man-made biogas.** The need is immediate and we believe there is no meaningful competition for dealing with small to mid-size biogas sources, where the cost of removing the contaminant is not economical. Because the Rotapower® engine powered genset is so much less expensive than those driven by converteod diesel engines or microturbines, the profit margin is sufficient to allow contracting out low-volume engine part production. This application is where funds raised through the Company's Reg CF offering will mainly be utilized. (Rotapower Biogas Testbed Pictured)
- **Range extender.** Automotive companies generally produce their own engines. Consequently, discussions are underway with four automotive companies centered around a licensing arrangement.
- **Personal Air Vehicles (PAV).** All the automotive companies that




have an interest in the Rotapower® engine as a range extender have also formed divisions to develop a PAV and have expressed an interest in using the Rotapower® engine for that application. Discussions generally center around a joint venture.



On Methane Mitigation and Biogas

Global Demand for Methane Mitigation



Methane (CH4) is the main component in natural gas and has been considered the second-most impactful global warming gas (GWG). That assumption is now being challenged by a growing number of scientists. Carbon dioxide (CO2) has dominated most discussions of GWG. However, the rate of increase in global CO2 production has recently slowed to near zero, while the rate of methane production has increased by a factor of 20. Since a molecule of methane traps 85 times more heat during its lifetime than one of CO2, many Earth scientists believe that methane is a far more immediate threat due to its ability to create a "runaway greenhouse gas scenario", which would end life on earth as we know it.

Most of the methane increase is coming from biogas generated from man-made sources such as landfills, wastewater treatment plants, and animal manure. Ideally the biogas would be used in an engine to produce electricity. However, if the methane content is too low, or the hydrogen sulfide or silica contaminants are too high, the biogas may not be usable in a piston or microturbine engine and instead flared or released to the atmosphere.

Consequently, we have seen that there is a local and worldwide push to develop methane mitigation strategies.
- **California** has a 40% reduction target over the next 12 years (link).
- The **Global Methane Initiative** is bringing together companies, governments, and NGOs from around the world to address these issues (link).
- The **World Bank** has a program to promote zero Associated Petroleum Gas (APG) flaring from oil & gas industries by 2030 (link).
- **Oil & Gas Climate Initiative** involves major global oil and gas companies (link).

Problems Associated with Using Biogas to Fuel an Engine

Four-stroke piston engines, rotary engines using oil cooled rotors and microturbines have many of the following limitations as a power-plant using biogas as fuel:



- Oil bath lubrication or cooling systems become acidified by hydrogen sulfide (H2S). Biogas from human or animal waste contains 700 - 10,000 ppm of H2S. Its presence in an engine is a major source of corrosion. H2S content above 200 ppm can void the engine warranty
- Cannot tolerate small amounts of silica because of its abrasion affect and valve damage. Silica is becoming increasingly present in human waste due to its widespread use in many household items; particularly in cosmetics. Silica appears as a fine dust form of sand. During anaerobic digestion in landfills and Waste Water Treatment Plants (WWTPs), it evolves into siloxane. This ceramic-like material is deposited on engine valves and wear surfaces with destructive consequences ("Siloxane Removal System". Venture;link). Microturbines cannot tolerate siloxane.
- Cannot efficiently combust biogas; particularly when the methane content is significantly below 50%.
- Genset cost per kilowatt using converted diesel engines or microturbines may limit the utilization of biogas conversion to electricity for anything but very large landfills, WWTPs or animal manure sources.
- Piston engines have so many parts that any level of corrosive activity compounds the maintenance costs.

How the Rotapower® Engine Overcomes Biogas Limitations


Rotapower Engine

The following features allow the Rotapower® rotary engine to efficiently utilize biogas to create energy:
- Uses a lubrication system where very small quantities of oil are



Engine shown is capable of powering an automobile at 65 mph.

Equivalent Displacement: 300cc
Weight: 18 lbs
Volume: .15 cubic feet
Horsepower: 18.5

Ideal use: Backup power in Plug-in Hybrid Electric Vehicle (PHEV), home Gen-Sets and volantor aircraft.

metered to the roller bearings and seals. Any remaining oil is burnt before becoming acidic.

- Tolerate siloxanes by using chrome carbide wear surfaces and silicon nitride seals (9 Mohs versus 6-7 Mohs for silica). The Rotapower® engine does not need or use valves.
- Uses a stainless-steel rotor with a low thermal conductivity as opposed to the aluminum piston used in piston engines. This results in a rotor surface temperature of up to 900°F versus a piston at 400°F. This improves combustion of biogas that has a low methane content.
- The Rotapower® engine, as distinct from a piston engine, has an intake chamber that is separate from the expansion chamber. This prevents the expansion chamber surfaces from being pre-cooled by the intake charge, contributing to the Rotapower® engines ability to utilize low-methane content biogas.
- A two-rotor rotary engine has only three moving parts. By comparison, a two-cylinder piston engine can have twenty five moving parts with each subject to the corrosive effects of H2S.
- A methane mitigating facility's capital cost is projected to be 70% lower when using a Rotapower gen-set versus existing genset solutions.

Methane Mitigation as Business Opportunity

It is unrealistic to expect to compete with the multiple 1,000+ Kw gensets at landfills and waste water treatment plants (WWTPs) that are large enough to justify the capital and operating costs to remove either or both H2S and siloxane. However, now that the impact of methane emissions on global warming is being recognized, the large number of **smaller anthropogenic methane sources** will begin to be emphasized. For example, there are 51,481 dairy farms in the US. The average farm has 180 cows and can produce enough methane from its manure to power a 55 Kw. genset running year-round. (There are over three times as many beef cattle than dairy cows in the US.) However, the dairy will probably not be able to justify the $41,000 capital cost and $8,640 annual maintenance cost to remove 5,000 ppm, of H2S. The dairy would have the following choices:

- Flare the biogas, which is restricted in many areas.
- Use a microturbine, at a cost of ~$1,200 per Kw. that will probably need a siloxane removal system.
- Use a converted diesel engine at ~$900 per Kw that will probably need a H2S removal system and may need a siloxane removal system.
- Use a Rotapower® engine at $233 per Kw that requires neither a H2S or siloxanes removal system.





Wastewater treatment plants (WWTPs) are another source of recoverable energy from biogas. The average town in the US has a population of 20,000. Each human generates approximately one pound of feces per day, which through anaerobic digestion can produce 5.65 ft.3 of biogas. By using this biogas in a gen-set, each town could provide a quarter of a megawatt of electrical power. Freedom Motors is located in the town of Dixon, CA with a population of approximately 20,000, which is the average size town in the US. Dixon just installed a state-of-the-art WWTP, however, it still releases its biogas to the atmosphere. We believe the growing regulatory pressure to reduce methane emissions will change that.

If the energy available from various man-made biogas sources could be converted to electricity, we believe it would be sufficient to provide the electricity needed by 30 million US homes.

California is a global leader with regard to addressing the methane/manure challenge. Senate Bill SB1383 **requires** a 75% reduction in methane generated by animal manure by the year 2030. Manure creates 25% of California's total methane emissions. Landfills generate a comparable 20% of methane emissions and SB 1383 **requires** that they be reduced by 40% by 2030 as well. Thus far, only a small percentage of California's dairy farms utilize anaerobic digesters. Implementation of SB 1383 began on January 1, 2018 (link).

Exhibits

Exhibit A: Applications Utilizing the Rotapower Engine



High Performance Engine (1060cc) — Weed Eater (27cc) — Commercial Engine (650cc) — Hybrid fuel-electric vehicle (530cc)

Jetski (1300cc) — Mini-Jet Boat (1060cc) — All Terrain Vehicle - ATV (530cc) — Unmanned Aerial Vehicles (530cc)

Neuera 200 Aircraft (530cc) — Skycar M400 Aircraft (1060cc) — 15kW Generator (150cc) — Motor Scooter (150cc)

Exhibit B: Industry and Government Comments Related to Rotapower Engine and its Leadership

NASA Scientific and Technical Information (STI):
"Through Small Business Innovation Research (SBIR) funding from NASA's Glenn Research Center, the company created a new coating for rotary engines used for industrial application, watercraft, and other performance-demanding machines. These coatings significantly improve the fuel consumption of a vehicle while reducing emissions. The new coatings are offered in the new Rotapower® engine, which is produced and distributed by Freedom Motors. It is this innovative coating that allows the Rotapower® engine to function smoother than other models, reducing wear and protecting the engine. Incorporating NASA technology into the Rotapower® engine gives it the ability to run cleanly and efficiently on a variety of fuels."

NASA Lewis conclusions regarding Freedom Motors patented use of a composite coating (Duplex PS212/PSZ) for engine applications:
"Duplex PS212/PSZ coatings are expected to be an enabling technology."
"Concept is applicable to other Wankel engine applications and possibly to other engine types as well."
"Advantages derived are higher specific power, longer life, and lighter structure."
"The combination of the thermal barrier and wear coatings was established as a sound principle and has wide application."

New York City Village Voice:
Dr. Dennis Bushnell, Chief Scientist at NASA's Langley Research Center, Virginia stated that "Paul Moller is one of the finest engineers in the country."

Dr. Andrew Burke, Institute of Transportation Studies, University of California, Davis:
- On the use of a rotary engine in hybrid electric vehicles:
"Small size of the rotary engine makes packaging much less difficult than with a reciprocating engine"
"The cost of the rotary engine in volume production should be less than other engine types"
"Two-cycle engine size and cost, with 4-cycle engine efficiency and low emissions"
"Rotary engines are smooth and quiet compared to other engine types"

- Dr. Burke's Comments specifically on the Rotapower® rotary engine:
"Paul Moller and Freedom Motors have been leaders in the development of the modern rotary engine since 1985"
"The Rotapower® engines are superior to the Mazda engines in several respects: rotor cooling, lubrication, reduced engine friction, and rotor surface coating"
"Emission tests of Rotapower® engines have shown the capability to meet California ULEV standards in vehicles without exhaust after-treatment"
"Some advanced features of the rotary engine patented by Freedom Motors have the potential to increase efficiency of the engine to over 40%" (conventional piston ≈ 30%)
Dr. Burke is considered the resident expert on hybrid cars at ITS-UCD, and is often referred to nationally as the father of the series hybrid car.











Dr. John Zuk—Chief, Advanced Plans and Programs, NASA Ames:

"This is extremely significant," says Dr. Zuk. "It's really a breakthrough for the type and concept and it has merits from a cost standpoint that show promise to be a future personal transportation system. It's a true first." Dr. Zuk goes on to say, "Moller is different. He's got academic credentials. He's thorough."

Inc. Magazine— "This is Rocket Science!":

"The engine was the key Moller knew, in combining straight up flight with the speed and simplicity of a light plane."

Fortune Small Business (FSB) Magazine:

Described Paul Moller as: "...that rare entrepreneur who can pinpoint the genesis of his idea."

USA Today—Cover story, "Is Flying Car Model T of the Future?":

"One immediate advantage would be safety. The (Skycar) engines have so few moving parts that they should require a fraction of the maintenance of a helicopter. One engine could fail and the Skycar could still hover to a landing. Piloting the Skycar should require less skill than driving a car."

Smithsonian Institution INVENTION Series: "The Flying Car"-Produced by the Discovery Channel:

"Paul Moller is unique in this world of complex high technology. He is an independent entrepreneur who still makes his own test flights. It is the people with imagination and the ability to see past the end of their nose that are going to be the ones flying instead of sitting down here in grid-lock on the freeway."

1965
Moller begins discussions with Curtiss Wright and initiates Aero program at UC Davis w/ Wankel engine test lab.

1968
Moller forms MI Research company to develop Wankel powered personal commuter aircraft

1985
Purchases OMC Wankel snowmobile engine production technology, engineering time, and hardware.

1994
Develops a twin rotor (1600cc/2-rotor) engine for GE to be produced by Infinite Engine Co. for UAV applications.

1995
Develops prototype, 1060cc twin rotor, liquid cooled engine. Receives patent for lubrication-less coating.

1996
Acquires the assets of Infinite Engine Co. (NASDAQ listed company). Assets include OMC liquid cooled rotary engine marine technology licensed from OMC.

1999
Rotapower® engine demonstrates ability to Operate on alcohol, diesel, and natural gas. Additional key technologies are patented.

2001
Freedom Motors is spun off as independent company with license to manufacture and distribute Rotapower® engines for all applications except aircraft and ducted fans.

2006
Develops 150cc Rotapower® engine under contract from Thermofan. Hybrid car provides ideal candidate to showcase Rotapower® engine. Demonstrates and has patents in progress for compound version.

2011
Develops improved rotor cooling to allow air-only charge cooling. Makes direct fuel injection possible.

2016
A-Life Scooter Prototype
Converted a piston engine scooter to a 150cc Rotapower engine under contract from A-Life in Singapore.

Oct 2018
Biogas Generator Prototype
Build low-power (15-20 kW) biogas generator prototype with a corporate partner in Canada (In Progress) (ANTICIPATED)

In the Press

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Meet Our Team



Paul Moller
President

Dr. Moller founded the predecessor companies to Moller International in 1967 and has served as the company's President since its formation. He holds a Master in Engineering and Ph.D. from McGill University. Dr. Moller was a professor of Mechanical and Aeronautical Engineering at the University of California, Davis, from 1963 to 1975, where he developed the Aeronautical Engineering program. In 1972 he founded SuperTrapp Industries and was Chief Executive Officer, as SuperTrapp became the most recognized international name in high-performance engine silencing systems. SuperTrapp Industries was sold in 1988. In 1983 he founded Moller International to develop powered lift aircraft and the engines to power them. In 2001 Moller International spun off their engine division, now called Freedom Motors. Dr. Moller has been either Chairman of the Board or President of Freedom Motors since its formation.



Jim Toreson
Chairman of the Board

Dr. Toreson has over 16 years of experience as a chief executive, and over 20 years of experience in manufacturing, including quality control, materials management, JIT production, process control, and manufacturing engineering. He also has eight years of experience in flexible automation, statistical process control (SPC), and quality system including ISO 9000 and Six Sigma programs. More recently as the founder of ONSHORE, a management consulting firm specializing in technology-intensive products and services he has acted as the CEO of Chineseinvestors.com, an Internet portal serving the world-wide ethnic Chinese marketplace for financial services; VP of Marketing and Sales of APPIANT Technology, Inc., a NASDAQ company providing ASP services for speech recognition. Dr. Toreson works full time as CEO or Toreson Industries, and is our current Board Chariman. Dr. Toreson has a BSEE and MSEE from the University of Michigan, a Dr. of Science from the University of Nevada.



George Stevens
Chief Engineer

Mr. Stevens received his B.S in Electronic Engineering from Brigham Young University in 1984. He then joined General Research Corp. working on their advanced missile fire control and guidance systems. In 1993 he received a B.S. in Mechanical Engineering from California State University where he also did graduate work on engine and hybrid car development. He then joined GSC Inc. where he was a program manager during their development of two stroke diesel engines. In 1997 he joined the company and was program manager during the development of its Rotapower® engine and propulsion systems for the Skycar Volantors and Aerobots. He has been full time with Freedom Motors since then.



David Sastry
Chief Information Officer, Director

Mr. Sastry has many years of experience as a senior engineer at companies like Intel Corporation, Freescale Semiconductor Inc, and Marvell Semiconductors Inc. More recently he has been a Principal Engineering Consultant for Infosys in their IoT Practice in Sacramento, CA. Mr. Sastry manages the company's IT systems, social media presence and participates in on-going business development activities. Mr. Sastry holds a BSc and MSc degrees from Ohio State University in electrical engineering. He has been full time with Freedom Motors since October 2017. During 2015-2017, he was a Principle Consultant with Infosys Ltd. in the IoT Practice of Engineering Services.



John D'Alessandro
Director

Mr. D'Alessandro has over 40 years' experience managing many types of programs in the oil and gas industry. For the last 25 years he worked for SPEC Services, Inc. as their Principal Project and Process Systems Division Manager leading projects in waste water, landfills, oil production, and power sectors. His experience is remarkably compatible with the company' present effort to exploit the use of its Rotapower® engine to reduce the global warming effects of methane emissions in those industries Mr. D'Alessandro is experienced with. Mr D'Allesandro is currently retired since 2017, and is part-time on our board of directors.



Stephen Smith
Accounting Oversight Manager

Mr. Smith with partners launched Vaco Los Angeles LLC., an accounting firm with working relationships with many Fortune 500 companies including Disney, NBC Universal and Accom. Mr. Smith previously worked for CB Richard Ellis Global Investors as their Senior Manager of Global Financial Reporting and for Universal Studios Hollywood as its Manager of Accounting. Mr. Smith holds a Bachelor of Science Degree in accounting from Fairfield University and a Master of Business Administration (MBA) with emphasis on finance from Pepperdine University.









Jack Stewart

Public Relations Manager

Mr. Stewart has over 20 years of experience managing public relations for several companies. These include Marketing/Communications Manager for DG Systems Inc, Marketing Events Manager for Arthro Care Corporation and Worldwide Marketing Events Manager for Zhone Technologies Inc. Mr. Stewart holds a Bachelor of Arts Degree, College of Communications and Information Studies from California State University and a Master of Business Administration (MBA) from Keller Graduate School of Management, DeVry University.



Frank G. Verbeke

Director

Mr. Verbeke is the president and founder of Alturdyne, a company that designs and manufactures engine systems for commercial, industrial, and governmental applications using gas turbine, reciprocating, and rotary engines. His professional experience includes starting Verbeke and Associates, a consulting engineering firm supporting such firms as Solar, Lear Motors, Sun Electric, Universal Electric, etc., in the application of gas turbines within industry. Mr. Verbeke has a BSME from the University of Michigan, and is a Registered Professional Engineer in California, Nevada, Oregon, Arizona, and Virginia. He is a member of several professional organizations as well as an author of various technical papers and pending patents. Mr. Verbeke is part-time on our board of directors.



Mike Shanley

Marketing Manager for China

Mr. Shanley has been a pilot since 1969, serving with the Royal Australian Air Force in Vietnam in 1971 and has been an enthusiastic supporter of the Skycar project since 1987. Mr. Shanley has a BA in English Literature from the University of Queensland, Australia, is the author of the novel "Strela" and was a magazine publisher and editor from 1987 to 1996. He is presently co-director of a security company based in the United Kingdom providing security at Heathrow, Gatwick, Manchester and Stansted airports, with company revenues in excess of $3m US. Mr. Shanley is also Chairman of Shanley International Ltd., a company set up specifically to facilitate trade with China.



Kerry Bryant

Director

Mr. Bryant has more than 25 years of successful experience in manufacturing, distribution, dealership, and retail businesses. His background in the powersports industry includes motorcycle, automotive, marine and industrial markets. During the period of 1982 to 1993 Mr. Bryant, as Director of Sales and Marketing, helped position the SuperTrapp Industries subsidiary of Moller International as the leading and most recognized performance exhaust system/muffler provider in the world. He is currently President of Area P, Inc., a design, engineering, R&D, and manufacturing facility serving the motorcycle and automotive industry. Mr. Bryant is a graduate of MTI Western Business College with a degree in Accounting and Business Mathematics. Mr Bryant is part-time on our board of directors.

Mike Griffith
Key Consultant

Mr. Griffith joined the Company in 1987 as Manager of Engine Development. He earned his BS in Mechanical Engineering from the University of Saskatchewan in 1964. Mr. Griffith has a 40-year history in Wankel engine development including Program Manager and Development Engineer at John Deere's Wankel Engine Division (1984-1987), Senior Technical

John Sheldon
Key Consultant

Director of Engineering, Techtronic Industries: In this capacity Mr. Sheldon worked closely with the Company in the design, development and testing of its 27cc rotary engine for use in hand-held power tools. Mr. Sheldon has been the Chief Engineering Manager of several engine development programs, including Vice President of Engineering and

Otto Scharft
Key Consultant

Mr. Scharft has 25 years in engine development at OMC where he worked for over 10 years as Group Leader in rotary engine research. He was responsible for a number of new rotary engine designs.

Maurice Velandia
Key Consultant (Semiconductor Design Engineer)

Mr. Velandia has a strong background leading backend teams from definition through layout verification. He spent 30 years with Intel as a Managing Design Engineer. Mr. Velandia has a BE, Electrical Engineering from Stony Brook University and a Master of Business Administration (MBA) from California

Specialist in the Wankel Engine Division of Curtiss-Wright (1979-1983), and Wankel Engine Project Engineer for Outboard Marine Corporation (1966-1974).

Business Development for Ryobi Outdoor Products, Chief Engineer at Suhner Manufacturing, Engineering Manager at American Yard Products and at Snapper Commercial Division. While at Outboard Marine Corporation as Senior Project Engineer he spearheaded the design and engineering of a line of rotary engines. OMC was the only company besides Mazda to put a rotary engine into volume production. Mr. Sheldon holds a BME from University of Minnesota and has won a number of awards in engineering. He holds 16 US patents.

State University.

Chaz V. Smith

Key Consultant (Marketing)

Mrs. Smith has over 20 years of experience in marketing and communications. Most recently she was the Senior Communication Manager for VSP Global and the Director of Marketing for StemExpress LLC. Mrs. Smith holds a Bachelor of Arts Degree from Yale University

Offering Summary

Maximum 71,333* shares of common stock ($106,999.50)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 6,666 shares of common stock ($9999.00)

Company	Freedom Motors, Inc.
Corporate Address	1855 N. First St., Suite B, Dixon, CA 95620
Description of Business	Manufacture of renewable energy generators and general purpose rotary engines
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$1.50
Minimum Investment Amount (per investor)	$150

The 10% Bonus for StartEngine Shareholders

Freedom Motors, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $1.50 / share, you will receive 10 Common Stock bonus shares, meaning you'll own 110 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

If the full amount of the current offering is raised, Freedom Motors expects to use approximately $20,000 in payments toward service of existing debt.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.





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VIDEO TRANSCRIPT (Exhibit D)

NARRATOR: When you hear about greenhouse gases, you mostly hear about C02. But methane traps 85 times more heat - it just isn't as prevalent. That may change.

ONSCREEN: "GREENHOUSE GAS", "CO2", "CH4", "85x"

NARRATOR: Methane's rate of increase recently jumped by a factor of 20, leaving climate scientists alarmed.

NARRATOR: California even passed a bill requiring significant methane reduction by 2030.

ONSCREEN: "a reduction in methane by 40%...below 2013 levels by 2030"

ONSCREEN: "A 75-percent reduction of organic waste by 2025."

ONSCREEN: "reduce methane emissions from livestock manure...up to 40 percent by 2030."

NARRATOR: Wastewater treatment, landfills, livestock, and petroleum extraction are largely responsible for our methane emissions.

ONSCREEN: "ESTIMATED GLOBAL METHANE EMISSIONS"

NARRATOR: Luckily, we can capture them as biogas - a clean and renewable energy source, rather than releasing them into the atmosphere.

ONSCREEN: "BIOGAS"

NARRATOR: Some industrial sites already do - especially the large ones - and they can make a profit by generating electricity and selling it back to the grid. But why don't all of them?

ONSCREEN: "SELL ENERGY = PROFT", "WHY DON'T ALL OF THEM?"

PAUL: Well, any engine that has a lubrication system in the sense of a bath - where oil is collected and distributed through the engine during its running - is going to be a source of contamination by the H2S (the hydrogen sulfide that exists in almost all biogas).

ONSCREEN: "DR. PAUL MOLLER, FOUNDER AND CEO, FREEDOM MOTORS"

PAUL: And it makes the lubrication very acidic - primarily sulfuric acid - and that, of course, eats away the parts very quickly. And it also could have a high amount of siloxane. It's basically very fine sand.

ONSCREEN: "H2S + LUBRICANT OIL"

ONSCREEN: "H2SO4 (SULFURIC ACID)"

ONSCREEN: "SILOXANE"

DAVID: That sand, when it's that hot, gets melted and it'll adhere to engine components - and that will build up over time and eventually the valves will no longer work. They'll start to break as they're moving up and down against their close-points.

ONSCREEN: "DAVID SASTRY, CHIEF INFORMATION OFFICER, FREEDOM MOTORS"

NARRATOR: Given the cost of maintaining this generator, or of trying to filter out siloxane and hydrogen sulfide, most methane emitters can't afford to use their biogas. So they release it into the atmosphere. Or burn it in a process called 'flaring', which releases other pollutants. The World Bank estimates that 30.8 billion dollars worth of biogas is flared annually.

ONSCREEN: "THE WORLD BANK ESTIMATES $30.8 BILLION OF BIOGAS FLARED ANNUALLY"

PAUL: We concluded through our analysis that if this gas - this biogas - were turned into electricity, you could still provide enough electricity for 30 million homes in America.

PAUL: My name is Paul Moller. I'm President of Freedom Motors. We're a developer and a producer of rotary engines - an engine that's particularly suitable for the use biogas as a fuel.

NARRATOR: Paul's engine only has two moving parts, where a normal piston-engine would have over 30. And it doesn't have a traditional lubrication system - which means no sulfuric acid - and there aren't any valves for the siloxane to gather on.

ONSCREEN: "ROTAPOWER ENGINE, PISTON ENGINE"

NARRATOR: Freedom Motors acquired a company called OMC, which had produced 65,000 of these rare rotary-type engines for their snowmobiles.

NARRATOR: Freedom Motors replaced the rotor bearing with a resilient, high-load counterpart made by IKO.

ONSCREEN: "OMC ORIGINAL", "MADE BY IKO"

NARRATOR: The housing and endplates are now liquid cooled, doubling the effective horsepower. Combined with proprietary changes to the rotor and wear surfaces, these innovations have produced a dependable engine that thrives on biogas.

ONSCREEN: "Housing and endplates are liquid cooled"

ONSCREEN: "Doubling the effective horsepower"

ONSCREEN: "Proprietary changes to rotor and wear surfaces"

ONSCREEN: "Dependable engine that thrives on biogas"

DAVID: The maintenance required on the engine is really minimal. It's just a matter of doing oil changes, water changes, things like that.

PAUL: This particular field is a very good opportunity for us because the market price of a competing engine is nearly ten times higher, especially when the size of the landfill or waste water plant or something is 'small to medium size' rather than very large. Which, really, is most of it. I mean, 95% of them fall into the category where our engine fits.

NARRATOR: For example, there are over 50,000 dairy farms in the US. The average farm has 180 cows which produce enough methane to power a 55 Kw generator year-round. That's 5 households worth of electricity, per farm.

ONSCREEN: "50,000 DAIRY FARMS"

ONSCREEN: "POWER 55 KW GENERATOR"

PAUL: It's possible that this product, with our tremendous advantage in terms of cost - we can go out there again and get into it, without having to address a lot of money.

NARRATOR: Thank you for your interest in Freedom Motors. If you'd like to learn more about the Rotapower engine and its potential, visit Freedom Motors dot com.

ONSCREEN: "FREEDOM MOTORS www.freedom-motors.com"

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

FILED
IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA

APR 16 1997

DEAN HELLER SECRETARY OF STATE
No. C 8097-97

ARTICLES OF INCORPORATION

OF

FREEDOM MOTORS, INC.

FIRST: The name of this corporation is Freedom Motors, Inc.

SECOND: The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Nevada other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the Nevada Corporations Law.

THIRD: This corporation's resident agent is: CSC Networks, 502 East John Street, Room E, Carson City, Nevada 89706.

FOURTH: The Governing Board shall be styled as the Board of Directors. The first Board of Directors shall consist of three (3) members and the names and addresses are as follows:

Paul S. Moller, 9350 Currey Road, Dixon, CA 95620

Jack Allison, 5947 Jeanine Drive, Sacramento, CA 95842

W. Richard Lueck, 5956 Northwest 63rd Way, Parkland, Florida 33067

FIFTH: This corporation is authorized to issue two classes of shares, which shall be known as Common Stock, $.0001 par value and Preferred Stock, $.0001 par value.

SIXTH: The total number of shares of Common Stock which this corporation is authorized to issue is 50,000,000 and the total number of shares of Preferred Stock which this corporation is authorized to issue is 20,000,000.

SEVENTH: Shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors shall determine the designation of each series and the authorized number of shares of each series. The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of shares of Preferred Stock and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series. If the number of shares of any series of Preferred Stock shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

EIGHTH: The personal liability of the directors and officers of this corporation to the corporation or its stockholders for damages shall be limited to the fullest extent permissible

under Nevada law. If, after the effective date of this Article, Nevada law is amended in a manner which permits a corporation to limit the damages or other liability of its directors or officers to a greater extent than is permitted on such effective date, the references in this Article to "Nevada law" shall to that extent be deemed to refer to Nevada law as so amended.

NINTH: The names and addresses of each of the incorporators signing the articles are as follows:

Paul S. Moller   Jack Allison
9350 Currey Road, Dixon, CA 95620   5947 Jeanine Drive, Sacramento, CA 95842

_____   _____
Signature   Signature

STATE OF   ) CALIFORNIA
)
COUNTY   ) YOLO

On MAR. 27, 1997 , before me, __CAROL SANFORD, NOTARY PUBLIC__ personally appeared PAUL S. MOLLER & JACK ALLISON _____, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.



_____
Signature of Notary



(Seal)